January 25, 2006



Mail Stop 4561

Mr. Albert J. Finch
Chief Executive Officer
OptimumBank Holdings, Inc.
2477 East Commercial Boulevard
Fort Lauderdale, Florida 33308


Re:	OptimumBank Holdings, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Forms 10-QSB for Fiscal Year Ended December 31, 2005
	Filed March 31, 2005
	File Number: 000-50755


Dear Mr. Finch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *






Form 10-KSB, filed March 31, 2005

Item 1. Business

Lending Activities, page 2

1. You disclose that you generally charge a prepayment penalty if a loan is repaid within the first two to three years of origination to cover any fees you paid for the origination of the loan. Please tell us your accounting policy as it relates to the recognition of prepayment fees. In addition, please address the following:

* Tell us what constitutes a loan being repaid. For instance, tell us if you provide replacement funding to borrowers who repay their loans within the first two to three years; and
* If so, please clearly differentiate between how you determine whether the replacement funding represents a modification of the loan or new loan funding. Please refer to the guidance prescribed by Question 36 of the Implementation Guidance for SFAS 91. In your response, please clarify whether you recognize these amounts immediately in income or over the remaining life of the loan.


Form 8-K, filed January 5, 2006

2. We note your disclosure that absent the acceleration of stock options, you would have been required to recognize $210,000 in pre-tax compensation expense over the remaining vesting terms. Please address the following:

* Tell us how you were able to determine that as a result of SFAS 123(R), you will only be required to reflect this stock compensation cost in the footnotes of your financial statements for the ending December 31, 2005; and
* Tell us how you determined the modification of these awards would not result in any compensation cost. Please refer to the guidance prescribed by paragraphs 30-37 of FIN 44.


* * * * *






      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz, Staff Accountant at (202) 551-
3484,
or me at (202) 551-3492, if you have questions regarding these comments.


Sincerely,


John P. Nolan
Accounting Branch Chief
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Mr. Albert J. Finch
OptimumBank Holdings, Inc.
January 25, 2006
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